Issuer Free Writing Prospectus dated October 28, 2025

Filed Pursuant to Rule 433

Registration No. 333-279379

Grupo Aeroméxico, S.A.B. de C.V. (the “Issuer”)

This free writing prospectus relates only to the initial public offering of Grupo Aeroméxico, S.A.B. de C.V. and should be read together with the preliminary prospectus, dated October 17, 2025 (the “Preliminary Prospectus”), included in our Registration Statement on Form F-1 (Registration No. 333-279379) filed on October 17, 2025 with the U.S. Securities and Exchange Commission (the “Registration Statement”).

This free writing prospectus supplements and updates the Preliminary Prospectus to reflect the fact that PAR Investment Partners, L.P., or PAR Capital, agreed on October 22, 2025 to purchase shares from us in a private placement (the “Private Placement”). The information in this communication updates the information in the Preliminary Prospectus. Unless the context otherwise indicates, references in this free writing prospectus to “our company,” “we,” “our” and “us” refer collectively to the Issuer. Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Registration Statement.

The Private Placement is expected to close concurrently with the global offering to which this communication relates. PAR Capital is a “qualified institutional buyer” as defined in Rule 144A under the Securities Act and an “accredited investor” as defined in Regulation D under the Securities Act. The number of shares to be purchased by PAR Capital from the Issuer will be based on an aggregate purchase price of $25.0 million and a price per share equal to 95% of the initial public offering price per ADS divided by ten. The Private Placement is subject to customary closing conditions. The global offering is not conditioned upon the closing of the Private Placement. In addition, PAR Capital has entered into an agreement with the underwriters pursuant to which it has agreed not to dispose of its shares for a period of 180 days after the date of the prospectus, subject to certain exceptions.

The Issuer has filed a Registration Statement (including the Preliminary Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that Registration Statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. Copies of the Preliminary Prospectus for the offering may be obtained, for free by visiting EDGAR on the SEC website at www.sec.gov or by contacting: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email: barclaysprospectus@broadridge.com or by telephone: (888) 603-5847; or Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; or Evercore Group L.L.C., Attn: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055 or by telephone: (888) 474- 0200 or by email: ecm.prospectus@evercore.com.